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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   AUGUST         , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
             ------     -----

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]


                  VHQ ENTERTAINMENT INC. FILES FINAL PROSPECTUS

             PROCEEDS TO BE USED FOR CONTINUED GROWTH AND EXPANSION

Calgary, AB/ August 26, 2002/ BCE Emergis/ VHQ Entertainment Inc. (TSX: VHQ) announces that it has filed a final prospectus for a proposed financing of up to $5,000,000. VHQ is offering through its agents, Desjardins Securities Inc. (as Lead Agent) and First Associates Investments Inc. (as Co- Lead Agent), a maximum of $5,000,000 worth of Units and a minimum of $2,000,000 worth of Unist of VHQ.

Each Unit consists of 1 common share and 1 common share purchase warrant entitling the holder of that Warrant to purchase 1 common share up to two years following the closing date at an exercise price of $1.00 per common share during the first year and $1.25 per common share during the second year. The Units are being offered at a purchase price of $0.80 per Unit.

VHQ's common shares are traded on The Toronto Stock Exchange ("TSX") under the symbol "VHQ". The closing sale price of VHQ's common shares on the TSX on August 23, 2002 was $0.79. There is currently no market through which the Units or the Warrants may be sold and purchasers may not be able to sell the Units and/or the Warrants. The TSX has conditionally approved of the listing of the Units and the Warrants. Listing of the Units and the Warrants is subject to VHQ fulfilling all of the requirements of TSX on or before November 26, 2002 including distribution to a minimum number of holders of Units and Warrants, respectively.

The offering is not underwritten and is subject to receipt by VHQ, through its Agents, of a minimum subscription of $2,000,000 which must be raised within 90 days of the issuance of a receipt from the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec for the final prospectus, or such other time as may be authorized by the securities commissions in those jurisdictions and agreed to by the Agents. Closing of the offering is expected to occur on or about September 19, 2002, or such later date or dates as VHQ and the Agents may agree, but in any event no later than November 25, 2002.

"The proceeds of this offering will allow us to continue our aggressive expansion strategy to bring our full-line entertainment stores to underserved communities across Canada," said Trevor Hillman, Chairman and CEO of VHQ Entertainment.

VHQ intends to use the proceeds from this offering to open new stores or acquire additional stores, purchase additional inventory for resale, reduce outstanding short-term debt and complete the implementation of a new point-of-sale software system.

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 49 wholly owned urban and rural retail stores, each offering a large selection of diverse home entertainment products, including movies, music, games . . . and more. VHQ's corporate website is located at WWW.VHQ.CA and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".

FOR FURTHER INFORMATION PLEASE CONTACT

GREGG C. JOHNSON - PRESIDENT                DERREK WONG, CHIEF FINANCIAL OFFICER

Telephone:        (403) 340-2750            Telephone:       (403) 340-2750
Fax:              (403) 309-5511            Fax:             (403) 309-5511
E-mail:           GREGGJ@VHQ.CA             -mail:           DRWONG@VHQ.CA

       THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED THE
                          INFORMATION CONTAINED HEREIN.